Exhibit 99.1

China Sunergy Repurchased US$16.5 Million Convertible Notes

NANJING, China, September 12, 2011 China Sunergy Co., Ltd. (NASDAQ: CSUN) ("China Sunergy" or "the Company"), a specialized solar cell and module manufacturer, repurchased from September 1, 2011 to September 9, 2011 an aggregate of US$16.5 million in principal amount of its 4.75% Convertible Senior Notes due 2013 for a total cash consideration of US$9.06 million. As a result, the convertible bond balance was reduced to US$27.5 million.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com